

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2021

David Polinsky
Chief Financial Officer
Rafael Holdings, Inc.
520 Broad Street
Newark, NJ 07102

      Re: Rafael Holdings, Inc.
           Registration Statement on Form S-3
           Filed May 27, 2021
           File No. 333-256565

Dear Mr. Polinsky:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Appleby at 202-551-2374 or Pam Howell at 202-551-3357 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Real Estate & Construction